

August 26, 2009

<u>Via Facsimile and U.S. Mail</u>
Joanne Soslow, Esq.
Morgan Lewis & Bockius, LLP
1701 Market Street
Philadelphia, PA 19103

> **Re: Tucows, Inc.**
> **Schedule TO-I**
> **Filed August 20, 2009**
> **File No. 5-49487**

Dear Ms. Soslow:

We have limited our review of the filing to those issues we have addressed in our comments below. Where indicated, we think you should revise the document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in the compliance with the applicable disclosure requirements and to enhance the overall disclosure in the filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule TO-I

Exhibit 99(a)(1)(A): Offering Memorandum

1.   The price range you have set for the shares allows for a range of offering prices
        amounting to 50%. Please advise us of why the use of this broad range in a tender offer
        complies with Item 4 of Schedule TO and Item 1004(a)(1)(ii), which requires that the
        offering document clearly set forth the price at which you are offering to purchase the
        shares. While we have permitted the use of a modified Dutch auction structure for issuer
        tender offers, we believe the use of a reasonable range of potential offer prices is
        necessary to satisfy these requirements. Please revise or advise.

2.   Further to our previous comment, we remind you that Rules 13e-4(f)(1)(ii) and 14e-1(b)
        of the Exchange Act require that ten business days remain in an offer following any
        notice of an increase or decrease in the consideration offered. Please confirm your intent
        in that regard.

Summary

3.   Include a brief statement as to the accounting treatment of the offer, or explain
        supplementally why such information is not material in the context of this offer. See Item
        1004(a)(1)(xi) of Regulation M-A.

What is the market value of my shares as of a recent date, page iv

4.   Please update this information and highlight the relationship of the current market price
        to the range of prices being offered. In this regard, we note that the market price
        referenced is above the lower end of the range being offered and slightly below the upper
        end of the range. Based on market prices at the time of filing, please revise to highlight
        that shareholders who tender into the offer may receive less than they would have
        received had they sold their shares in the open market.

Conditions of our Offer, page 13

5.   Please refer to the last paragraph of this section relating to your failure to exercise any of
        the rights described in this section. Note that when a condition is triggered and you
        decide to proceed with the offer anyway, we believe that this constitutes a waiver of the
        triggered condition(s). Depending on the materiality of the waived condition and the
        number of days remaining in the offer, you may be required to extend the offer and re-
        circulate new disclosure to security holders. You may not, as this language seems to
        imply, simply fail to assert a triggered offer condition and thus effectively waive it
        without officially doing so. Please confirm your understanding in your response letter.

6.   Please see our comment above. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm the company's understanding in your response letter.

Where you can find more information, page 19

7.   Please revise to specify the correct address of the Securities & Exchange Commission's public reference room at 100 F St, NE. Washington, DC 20549.

8.   We note the disclaimer that you do not undertake any obligation to update any forward-looking statements. This disclaimer is inconsistent with your disclosure obligations under Rule 13e-4(e)(3) which requires that you amend the offer document to reflect a material change in the information previously disclosed. Please revise your disclosure and confirm that the Company will avoid using this statement in all future communications.

Letter of Transmittal

9.   As currently disclosed, you have not provided boxes that shareholders may check that reflect incremental increases within the range of prices being offered. Please revise to specify the range and provide choices within the specified range or advise us as to why this is not necessary.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions